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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

(Mark One)

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange of

1934

For the fiscal year ended December 31, 2025

OR

☐ Transition Report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway Suite 1400

Las Vegas, NV 89169

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REQUIRED INFORMATION

I. Financial Statements.

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 29, 2026	By: /s/ Denesh Bharwani
Denesh Bharwani
Member, Benefits Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2025, and 2024

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee

Consumer Portfolio Services, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Supplemental Information Required by ERISA

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 (referred to as “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HASKELL & WHITE LLP

We have served as the Plan’s auditor since 2005.

Irvine, California

June 29, 2026

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2025, and 2024

Investments (Notes 2, 3 and 4):	2025	2024

Interest bearing cash	$235,359	$140,318
Guaranteed interest account, at contract value	4,993,443	5,404,025
Registered investment companies	64,880,779	57,428,946
Consumer Portfolio Services, Inc. (CPS, Inc.) common stock	5,815,293	5,781,242

Total investments	75,924,874	68,754,531

Notes receivable from participants	2,782,944	2,498,377

Net assets available for benefits	$78,707,818	$71,252,908

The accompanying notes are an integral part of these financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2025, and 2024

	2025	2024
Additions to (deductions from) net assets attributed to:

Contributions:
Employees	$4,149,045	$4,250,524
Employer	1,566,039	1,534,968
Employees' individual rollover	104,889	31,031

Total contributions	5,819,973	5,816,523

Investments (Notes 2, 3 and 4):
Interest on guaranteed interest account	150,485	172,319
Net appreciation (depreciation) in fair value of registered investment companies	7,092,810	5,833,262
Net unrealized/realized appreciation (depreciation) of CPS, Inc. common stock	(764,750)	826,784
Dividends from registered investment companies	2,647,100	2,138,232
Investment expenses	(57,838)	(52,353)

Total investments gains (losses)	9,067,807	8,918,244

Interest on notes receivable from participants	209,431	167,712

Total additions (deductions)	15,097,211	14,902,479

Deductions from net assets attributed to:

Benefits paid to participants	(7,509,870)	(3,275,884)
Administrative fees	(132,431)	(116,533)

Total deductions	(7,642,301)	(3,392,417)

Net increase (decrease) in net assets available for benefits	7,454,910	11,510,062

Net assets available for benefits:

Beginning of year	71,252,908	59,742,846

End of year	$78,707,818	$71,252,908

The accompanying notes are an integral part of these financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2025, and 2024

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996, to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees. Effective January 1, 2017, the Plan was amended to automatically increase participant contributions by 1% on the employee’s anniversary date each year forward, unless the employee opts out. The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the Benefits Committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan. The Plan is operated under an agreement which requires that Empower hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Eligibility and Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $23,500 and $23,000 for the years ended December 31, 2025, and 2024, respectively, under the Internal Revenue Code (“IRC”) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $7,500 for participants age 50–59 and age 64 and older, and $11,250 for participants age 60–63, for the year ended December 31, 2025. The catch-up contribution limit was $7,500 for the year ended December 31, 2024. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

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(1)	Description of the Plan (continued)

(c)	Eligibility and Contributions (continued)

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $2,000. Discretionary cash matching contributions were $1,566,039 and $1,534,968, for the years ended December 31, 2025, and 2024, respectively.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings or losses and charged with an allocation of expenses. Allocations are based on participant earnings, losses, or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. A participant’s plan account will be invested in a target date retirement fund based on age if an investment fund(s) is not chosen. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest of prime rate plus 1 percentage point (7.75% and 8.50% at December 31, 2025 and 2024, respectively) with final payments due between January 2026 and November 2032.

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(1)	Description of the Plan (continued)

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy.

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to unvested matching contributions must be applied first to reduce expenses related to the administration of the Plan (Note 2(e)) and then to reduce any employer contributions. As of December 31, 2025, and 2024, forfeited accounts totaled $46,623 and $4,773, respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Benefits are recorded when paid.

(b)	Subsequent Events

The Plan Administrator engaged John Hancock to become the custodian and record-keeper for the Plan. On May 29, 2026, the assets of the Plan were transferred from Empower to John Hancock. There were no other subsequent events to report through June 29, 2026, the date the financial statements were available to be issued.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of registered investment companies are valued at the published net asset value of the underlying assets at year end. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the fair value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

The Plan invests in a guaranteed interest contract (“GIC”), which is valued at contract value based on the underlying value of the account’s group annuity contract. In the event that the underlying

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(2)	Significant Accounting Policies (continued)

(c)	Investments (continued)

agreement in the Plan’s investment in fully benefit-responsive investment contract is fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreement in the foreseeable future.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2025, and 2024, $139,916 and $136,850, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value. Should the inputs used to measure fair value fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

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(3)	Investments (continued)

Certain investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these investments based on their GAAP designated levels:

	As of December 31, 2025
	Total	Level 1	Level 2	Level 3

Registered investment companies	$64,927,399	$64,927,399	$–	$–
CPS, Inc. common stock	5,815,293	5,815,293	–	–
Interest bearing cash	235,359	235,359	–	–
Total	$70,978,051	$70,978,051	$–	$–

	As of December 31, 2024
	Total	Level 1	Level 2	Level 3

Registered investment companies	$57,428,946	$57,428,946	$–	$–
CPS, Inc. common stock	5,781,242	5,781,242	–	–
Interest bearing cash	140,318	140,318	–	–
Total	$63,350,506	$63,350,506	$–	$–

Registered investment companies were valued at their daily closing price.

The Plan is a party to a fully benefit-responsive guaranteed interest contract with Empower. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. The guaranteed interest contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, registered investment companies, guaranteed interest contract and the common stock of CPS, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements. The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including increases to inflation rates, rising interest rates, declines in consumer confidence, declines in economic growth, and uncertainty about economic stability. The severity and duration of the impact of these conditions on the Plan cannot be predicted.

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(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the Empower Retirement Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified Empower Retirement Company by a letter dated November 14, 2022, that the form of the prototype plan is acceptable under section 401 of the IRC for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions and is subject to routine audits by taxing jurisdictions.

(6)	Party-in-interest

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others. Certain Plan investments are managed by Empower. Empower is the custodian of these assets and provides record keeping services to the Plan; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions to the Plan at no cost. These are also considered permitted party-in-interest transactions. Notes receivable from participants held by the Plan also reflect allowable party-in-interest transactions.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2025

Plan # 001 – EIN # 33-0459135

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current value
	Vanguard	1VFIAX Vanguard 500 Index Admiral	$8,237,763	$13,506,865
	Vanguard	1VIGAX Vanguard Growth Index Adm	6,327,597	8,292,415
*	* Consumer Portfolio Services, Inc.	1CPSSTK Consumer Portfolio Services, Inc.Common Stock	4,168,852	5,815,293
*	* Guaranteeed Interest Account	1MGDYB3 Guaranteed Interest Account	4,547,462	4,993,443
	American Funds	1RLBGX American Funds American Balanced R6	3,554,918	4,296,526
	American Funds	1RFUTX American Funds 2060 Trgt Date Retire R6	2,995,883	3,653,320
	American Funds	1RFGTX American Funds 2040 Trgt Date Retire R6	2,567,686	3,165,890
	American Funds	1RFKTX American Funds 2055 Trgt Date Retire R6	2,500,894	3,127,494
	American Funds	1RFITX American Funds 2050 Trgt Date Retire R6	2,116,378	2,653,440
	Vanguard	1VBIAX Vanguard Balanced Index Adm	2,135,929	2,587,680
	American Funds	1RFFTX American Funds 2035 Trgt Date Retire R6	2,036,235	2,405,971
	American Funds	1RFHTX American Funds 2045 Trgt Date Retire R6	1,849,552	2,233,867
	Dodge & Cox	1DODGX Dodge & Cox Stock - I	1,879,887	2,136,094
	American Funds	1RFETX American Funds 2030 Trgt Date Retire R6	1,395,622	1,605,951
	American Funds	1RLLGX American Funds SMALLCAP World R6	1,202,347	1,542,555
	Vanguard	1VIMAX Vanguard Mid Cap Index Fund - Admiral	1,068,399	1,429,539
	American Funds	1RFDTX American Funds 2025 Trgt Date Retire R6	1,248,990	1,317,287
	Vanguard	1VSMGX Vanguard LifeStrategy Moderate Growth	1,102,691	1,306,466
	Vanguard	1VASGX Vanguard LifeStrategy Growth Inv	984,340	1,305,150
	Dimensional Fund Advisors	1DGEIX DFA Global Equity I	897,489	1,250,917
	American Funds	1RBFGX American Funds Bond Fund of Amer R6	1,057,475	1,080,172
	Vanguard	1VTMGX Vanguard Developed Markets Index Admiral	779,553	1,074,788
	Vanguard	1VIPIX Vanguard Inflation-Protected Secs I	986,448	966,626
	Vanguard	1VSMAX Vanguard Small Cap Index Adm	595,869	776,445
	American Funds	1RRCTX American Funds 2020 Trgt Date Retire R6	695,724	749,928
	MassMutual	1MSCDX MassMutual Small Cap Opportunities R5	679,130	725,706
	Vanguard	1VSCGX Vanguard LifeStrategy Cnsrv Gr Inv	583,247	643,799
	BlackRock	1BRHYX BlackRock High Yield Bond Portfolio K	529,915	562,137
	Vanguard	1VMGMX VANGUARD MID-CAP GROWTH INDEX ADMIRAL	446,486	427,399
	Cohen & Steers	1CSRIX Cohen & Steers Instl Realty Shares	25,469	27,081
	American Funds	1RFJTX American Funds 2015 Trgt Date Retire R6	13,921	14,877
	American Funds	1RFTTX American Funds 2010 Trgt Date Retire R6	13,480	14,393
*	* Interest Bearing Cash	Interest Bearing Cash	235,359	235,359

			59,460,993	75,924,874
*	Notes receivable from participants	4.25%- 9.50% maturing between Jan. 2026 and Nov. 2032		2,782,944
	Total		$59,460,993	$78,707,818

* Denotes investment with party-in-interest.

See accompanying report of independent registered public accounting firm.

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